Direct Dial: (972) 628-3653	E-mail: jmcphaul@munckwilson.com

December 21, 2015

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities & Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Re:	SMSA Ballinger Acquisition Corp. Form 8-K Filed December 7, 2015 File No. 000-55108

Dear Ms. Jenkins:

This letter is being sent on behalf of SMSA Ballinger Acquisition Corp. (the “Company”) in response to your letter addressed to Gust Kepler, Chief Executive Officer of the Company, dated December 9, 2015 (the “Letter”). Set forth below is the Company’s response to the comment contained in the Letter.  For ease of reference, the comment in your Letter has been repeated below, and the Company’s response is set forth below the comment.  Please be advised that a Form 8-K (the “Form 8-K”) reflecting the Company’s response is being concurrently filed on the date hereof.

 Form 8-K filed December 7, 2015

1.           You disclose on page 5 that the Share Exchange Agreement was treated as a reverse acquisition. Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition always results in a change of accountants. The accountant that no longer will be associated with the registrant’s financial statements should be considered the predecessor accountant. We note that the two accountants involved are Turner Stone and Company LLP and Stevenson & Company. Please amend your Form 8-K to also provide under Item 4.01 the disclosures required by Item 304 of Regulation S-K for the change in independent accountants.

Response: The Form 8-K concurrently filed herewith contains the disclosures required by Item 304 for Regulation S-K relating to the termination of the Company’s predecessor accountant, Stevenson & Company CPAs LLC, and engagement of Turner, Stone & Company, L.L.P.

In connection with the response to your comment set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence from Gust Kepler, President and Chief Executive Officer of the Company, confirming the above acknowledgement is enclosed herewith.

The Company believes the above response and the Form 8-K address the Staff’s comment.  If you have any questions or further comments regarding the Company’s Form 8-K filed on December 7, 2015, please contact the undersigned at (972) 628-3653.

Regards, /s/ Jeffrey M. McPhaul Jeffrey M. McPhaul

cc:          Mr. Gust Kepler

Enclosure

SMSA BALLINGER ACQUISITION CORP.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240

December 21, 2015

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities & Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Re:	SMSA Ballinger Acquisition Corp. Form 8-K Filed December 7, 2015 File No. 000-55108

Dear Ms. Jenkins:

The undersigned is in receipt of your December 9, 2015 comment letter regarding SMSA Ballinger Acquisition Corp.’s (the “Company”) Form 8-K filed December 7, 2015.  In connection with the responses to same provided by outside counsel to the Company which was filed with the Commission on December 21, 2015, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards, /s/ Gust Kepler Gust Kepler President and Chief Executive Officer

cc:           Jeffrey M. McPhaul